_
                              TROUTMAN SANDERS LLP


                                ATTORNEYS AT LAW
                         A LIMITED LIABILITY PARTNERSHIP


                            1660 INTERNATIONAL DRIVE
                            SUITE 600, TYSONS CORNER
                          MCLEAN, VIRGINIA 22102-3805
                            www.troutmansanders.com
                            TELEPHONE: 703-734-4334
                            FACSIMILE: 703-734-4340

David J. Levenson                                       Direct Dial:703-734-4328
david.levenson@troutmansanders.com

                               September 17, 2002


Securities and Exchange Commission
450 Fifth Street, NWWashington, DC  20549

RE:      Agnico-Eagle Mines Limited File No. 1-13422

Dear Ladies/Gentlemen:

         On behalf of the registrant, we are filing via EDGAR its report on Form 6-K for the month of September 2002; one of the reports is manually signed.

         Thank you for your attention to this matter.

                                                     Very truly yours,


                                                     /s/ David J. Levenson
                                                     ---------------------------
                                                     David J. Levenson


cc:      Sean Boyd, President
         New York Stock Exchange
         Nasdaq Stock Market
         Patricia Olasker, Esq.

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the Month of                    September 2002
                 ---------------------------------------------------------------


                           Agnico-Eagle Mines Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


        145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7, Canada





         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]


      Form 20-F  X                                 Form 40-F
                ---                                          ---


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.


      Yes                                          No
          ---                                         ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- _________]

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     AGNICO-EAGLE MINES LIMITED



Date:  September 17, 2002                            By: /s/ Sean Boyd
                                                        ------------------------
                                                        Sean Boyd
                                                        President and Chief
                                                        Executive Officer

                         AGNICO-EAGLE GROUP OF COMPANIES

      Including Agnico-Eagle Mines Limited, Sudbury Contact Mines Limited,
                 Jakmin Investments Limited, The SOAD Foundation

                                WE ARE MOVING TO:
                                -----------------

                         145 King Street East, Suite 500
                            Toronto, Ontario M5C 2Y7
                                     Canada

                 Our phone number remains the same 416-947-1212
                  Our fax number remains the same 416-367-4681

                      Effective Monday, September 23, 2002